SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35351; 812-15580

Institutional Investment Strategy Fund and Buena Capital Advisors, LLC

October 8, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)
of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section
17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
investment companies to issue multiple classes of shares and to impose asset-based distribution
and/or service fees and early withdrawal charges.

Applicants: Institutional Investment Strategy Fund and Buena Capital Advisors, LLC.

Filing Dates: The application was filed on May 29, 2024, and amended on August 28, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by
e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a
copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on November 4, 2024, and should
be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for
lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Arash Ghodoosi, Institutional Investment Strategy Fund, arash@buenacapital.com, with a copy to JoAnn M. Strasser, Esq., Thompson Hine LLP, JoAnn.Strasser@ThompsonHine.com, and Philip B. Sineneng, Esq., Thompson Hine LLP, Philip.Sineneng@ThompsonHine.com.

FOR FURTHER INFORMATION CONTACT: Steven I. Amchan, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated August 28, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.